

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

John Finnucan
Chief Accounting Officer
Fisker Inc./DE
1888 Rosecrans Avenue
Manhattan Beach, CA 90266

> **Re: Fisker Inc./DE**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-38625**

Dear John Finnucan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Financial Statements
Note 11- Convertible Senior Notes, page 88

1. With regard to the Capped Call Transactions, we note your disclosure which states "if exercised, (the capped call options) can be net share settled, net cash settled, or settled in a combination of cash or shares consistent with the settlement elections made with respect to the 2026 Notes if converted". Your disclosure also states you have concluded the options should be classified as equity. We further note from your 2026 Notes Indenture agreement filed as Exhibit 4.1, various scenarios whereby the exercise provisions are at the option of the holder. Please provide us with your comprehensive analysis which supports your equity classification conclusion. Refer to ASC 815-40-25 for guidance. In addition, please file your Capped Call Transaction agreement as an exhibit, as it appears to be a material agreement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing